

Mail Stop 7010

May 26, 2006

Via U.S. mail and facsimile

Mr. Dennis Atchley
Secretary
Pure Bioscience
1725 Gillespie Way
El Cajon, CA 92020

> **Re:** **Pure Bioscience**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed May 23, 2006**
> **File No. 333-133500**

Dear Mr. Atchley:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Securities Holders, page 9

1. We note your response to comment eight of our letter dated May 15, 2006 and we reissue this comment. In this regard, we note that the disclosure in the first paragraph following the table is too general.

2. We note your response to comment nine of our letter dated May 15, 2006 and reissue this comment, as you have not provided the disclosure for each selling security holder that is not a natural person. In this regard, we note the several trusts and retirement accounts, as well as the Powell Family Limited Partners, Shadow Capital LLC, and Swab Plus.

Experts and Interest of Named Counsel, page 20

3. We note your response to comment one of our letter dated May 15, 2006. Please clarify that counsel has passed on the legality of the common stock offered by your prospectus.

<u>Item 28. Undertakings, page II-3</u>

4.   We note your response to comment 16 of our letter dated May 15, 2006 and we reissue this comment, as it does not appear that you have revised the disclosure in accordance with our comment.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief